Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752
September 4, 2007
Dear MetroPCS Employee,
As you may already know, this morning we sent Leap Wireless International a letter, which we also issued with a press release, proposing a strategic stock-for-stock tax-free merger of our two companies. The combined company would create a new national wireless carrier with licenses covering nearly all of the top 200 markets in the United States. A copy of the press release with the letter we sent to Leap explaining the proposed transaction and the anticipated benefits to MetroPCS, you and our customers and shareholders is attached to this email. Also attached is a list of anticipated FAQs and answers to those questions.
We believe our proposal presents a strategically advantageous combination that would create significant value for the stakeholders of both companies, including employees, customers and shareholders. Given our complementary assets, as a combined company we would significantly expand the network service area available to subscribers and would be better positioned strategically to compete more aggressively in the rapidly changing United States wireless market. We believe we would also benefit from improvements in customer penetration in our present markets as well as from improvements in customer retention.
Employees will have the opportunity to become part of a larger, more diversified organization that is poised for further growth and success in our dynamic industry. In addition, by combining the skills of our talented workforce with Leap’s we will be able to capitalize on the combined company’s expanded service area.
Under our proposal for a stock-for-stock tax-free transaction, upon completion of the proposed merger, MetroPCS and Leap shareholders would own approximately 65.4% and 34.6%, respectively, of the combined company. The new ownership structure would provide all shareholders the opportunity to participate in the significant upside potential created by the merger. Given the compelling nature of this combination, we look forward to sitting down with Leap to make this proposed transaction a reality. Any transaction will be subject to the negotiation and execution of a definitive merger agreement and approval by the Boards of Directors of both companies, and consummation will require approval by the FCC and shareholders of both companies.
Although we must adhere to certain legal and regulatory requirements, we will make every effort to keep you informed throughout this process. In the meantime, if you have any questions, please feel free to speak with your manager for additional information.
Over the coming days and weeks, you may be contacted by members of the media, financial community or the general public regarding this proposed transaction. It is important we speak with one voice on this matter, and I ask that you please do not respond, but rather forward any calls you may receive to Keith Terreri, Vice President — Finance & Treasurer, at 214-571-4641 or investor_relations@metropcs.com.
As always, we must remain focused on running our business, while continuing to offer our customers quality products and superior service. Thank you for your ongoing commitment, dedication and valued contribution to our business.
Sincerely,
Roger D. Linquist
Chairman of the Board and Chief Executive Officer

Please do not distribute or communicate any correspondence regarding the proposed transaction other than the attached press release or the information contained in the attached press release to any other employee, customer, vendor, dealer or third party, nor send any email distribution or otherwise regarding the proposed transaction without first clearing such communication with Melanie Klint of our Legal Department at mklint@metropcs.com or 214-378-2933. ANY AND ALL COMMUNICATIONS SHOULD BE LIMITED TO THE INFORMATION THAT HAS BEEN PUBLICLY DISCLOSED. ALL communications (whether paper, email, text messaging or verbal) regarding this transaction are highly sensitive and subject to legal scrutiny and compliance with MetroPCS’ corporate policies and procedures (including our confidentiality, code of ethics and insider trading policy). Examples of communications for review would be a response email distribution to a dealer, vendor or family member explaining or describing the proposed transaction, its benefits, its timing, our potential future actions or otherwise.
Forward-Looking Statements
Any statements made in this letter that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential costs and benefits of any such transaction and any potential synergies, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
This letter is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel.
MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.